SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 2, 2004

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

Two press releases relating to U.S. FDA submissions.

Aventis * 67917 Strasbourg * Cedex 9 * France * www.aventis.com

Address for visitors: 16, Avenue de l'Europe * Espace Européen de l'Entreprise * F-67300 Schiltigheim

Press Release

Your Contacts:
Corinne Hoff	Bethann Coyle
Aventis Global Media Relations	Aventis Global Product Communications
Tel: +33 (0) 3 88 99 19 16	Tel: +1 908-231-5824
Corinne.Hoff@Aventis.com	Bethann.Coyle@Aventis.com

Aventis Submits New Drug Application With U.S. Food And Drug Administration For Once Daily Formulation Of Allegra-D®  (fexofenadine HCl 180 mg/pseudoephedrine HCl 240 mg)

Strasbourg, France, December 29, 2003 – Aventis announced today the submission of a new drug application (NDA) to the U.S. Food and Drug Administration (FDA) for Allegra-D 24 hour tablets (fexofenadine HCl 180 mg/pseudophedrine HCl 240 mg).  The company is seeking marketing approval for a once daily formulation for the treatment of seasonal allergy symptoms with nasal congestion in adults and children 12 years of age and older.   Aventis currently markets twice daily Allegra-D (fexofenadine HCl 60 mg/pseudoephedrine HCl 120 mg) extended release tablets.

As many as 40 million adults and children in the United States suffer from seasonal allergies and associated symptoms, such as nasal congestion, watery eyes, runny nose, sneezing and itchy throat.  They are caused by the body’s reaction to allergens.  Symptoms typically occur in the spring and fall when large amounts of allergens, such as pollen, are in the air.

“Seasonal allergic rhinitis is a chronic condition that requires appropriate treatment,” said Frank Ciriello, Vice President, Respiratory Sales and Marketing.  “This submission represents our continued commitment to innovate with the established Allegra family of products to provide relief to the millions of Americans suffering from seasonal allergies.”

Side effects with Allegra-D (fexofenadine HCl 60 mg/pseudophedrine HCl 120 mg) extended release tablets were similar to Allegra alone and may include headache, insomnia, and nausea.  Due to the decongestant (pseudoephedrine) component in Allegra-D, this product must not be used if you:  are taking an MAO inhibitor (a medication for depression) or have stopped taking an MAO inhibitor within 14 days; retain urine; have narrow-angle glaucoma; have severe high blood pressure or severe heart disease.

You should also tell your doctor if you have high blood pressure, diabetes, heart disease, glaucoma, thyroid disease, impaired kidney function, or symptoms of an enlarged prostate such as difficulty urinating.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

Press Release

Your Contact:

Corinne Hoff
Aventis Global Media Relations
Tel: +33 (0) 3 88 99 19 16
Corinne.Hoff@Aventis.com

Aventis Submits New Drug Application To FDA For Asthma Drug Alvesco® (ciclesonide)

Marks successful completion of four new product submissions in 2003

Strasbourg, France and Bad Homburg, Germany, December 30, 2003 – Aventis and Altana announced today that a new drug application (NDA) has been submitted to the US Food and Drug Administration (FDA) for Alvesco® (ciclesonide). The companies are seeking marketing approval of Alvesco for the treatment of persistent asthma (regardless of severity) in adults, adolescents and children four years of age and older. Aventis and Altana signed an agreement in 2001 to jointly develop and market Alvesco in the United States.

Alvesco is a new generation inhaled corticosteroid with novel release and distribution properties.  Inhaled corticosteroids are considered to be the foundation of asthma treatment, and they work by reducing inflammation – the underlying disease process – in the lungs and airways.

The most frequently reported adverse events seen in Alvesco US clinical trials were nasopharyngitis, headache and upper respiratory tract infection.

With this submission Aventis delivers on its promise of four new product submissions in 2003. In June, the fast-acting insulin Apidra was submitted for approval in the EU and the U.S. In December, Genta and Aventis submitted to the FDA the targeted cancer therapy Genasense for fast-track approval.  In December, Aventis submitted the novel vaccine Menactra for protection against meningococcal meningitis in adolescents and adults aged 11-55 years to the FDA.

“After successful approval, these new products should complement our portfolio in key disease area - such as in diabetes, cancer and vaccines -, and have the potential to substantially contribute to our growth in the coming years,” said Igor Landau, Chairman of the Management Board of Aventis. “They will build on the successful performance of our current top-selling products, which we are continuing to expand into new indications and markets, as well as on our recently launched, younger products, such as the diabetes drug Lantus or the novel antibiotic Ketek.”

“Alvesco represents our continued commitment to providing patients with innovative new therapies for the treatment of respiratory disease,” said Frank L. Douglas, Executive Vice President for Drug Innovation and Approval and a member of the Management Board of Aventis.  “Based on what we have seen in our clinical trials, we expect Alvesco to help fulfill an unmet medical need that still exists in the treatment of asthma.”

“Alvesco is an innovative new asthma therapy that, if approved, we believe offers an important treatment for patients with asthma,” said Hans-Joachim Lohrisch, Member of the Board of Altana AG and Chief Executive Officer of Altana Pharma.  “Alvesco is an important product in Altana’s respiratory franchise, as it provides the company with a product with which to expand our presence in the US market and reinforce our commitment to providing innovative treatments for respiratory diseases.”

Concurrent with the submission, Aventis has initiated a Phase IIIb, 12-month trial to further profile the safety and tolerability of high doses of Alvesco in adult patients with moderate to severe asthma.  This trial will characterize the occurrence of lens opacity ocular events, as sometimes seen in patients who are treated with high doses of inhaled corticosteroids, including a small number of patients during one phase III Alvesco trial.  The study was not a prerequisite for submission of the NDA to the US FDA.

About Asthma

Asthma is a chronic disease of the lungs and airways.  It is characterized by wheezing, coughing and a tightening of the airways, which causes shortness of breath and can be life-threatening.  According to the American Academy of Allergy, Asthma and Immunology, more than 17 million Americans are currently estimated to have asthma.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France.  For more information, please visit: www.aventis.com

About ALTANA

ALTANA AG is an international pharmaceuticals and chemicals group with sales of about EUR2.6 billion and more than 10,000 employees worldwide. Its pharmaceuticals group, ALTANA Pharma, concentrates on areas such as therapeutics and self-medication, and focuses on innovative pharmaceutical research in the areas of gastrointestinal, respiratory, and oncology. Located in Konstanz, Germany, ALTANA Pharma represents a group of 28 subsidiaries and associated companies in Europe, the Americas and Asia.

For Altana

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results.  The forward-looking statements appearing in this press release include information on the expected advantage in the treatment of asthma with ALTANA’s pharmaceutical Alvesco®. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA.  Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements.  These factors include currently unknown and unforeseeable side effects of ALTANA’s product.  Forward-looking statements speak only as of the date they are made.  ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For Aventis

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

Altana Contacts:

Steffen Mueller	Sandra Fabian/Harald Schafer
ALTANA Corporate Communications	ALTANA Investor Relations
Tel: +49 (0) 6172 1712 160	Tel: +49 (0) 6172 1712 163/165
steffen.mueller@Altana.de	sandra.fabian@Altana.de

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: January 2, 2004	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel